

February 20, 2014

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

> **Re:** **CommonWealth REIT**
> **Definitive Additional Soliciting Materials on Schedule14A**
> **Filed by Corvex Management LP, Related Fund Management, LLC,**
> **David R. Johnson, et al.**
> **Filed January 30, 2013**
> **File No. 001-09317**

Dear Mr. Meister:

We have reviewed your filing and have the following comment.

Valuation Update, page 65

1. We note your belief that reinvesting in CWH's existing portfolio can lead to an "as-stabilized NOI" of $528 million, an increase of approximately $39 million from "in-place NOI." We further note that this estimate forms the basis for your calculations of concluded value, net asset value and target share prices. As requested in comment 5 of our letter dated December 12, 2013, please revise to support this estimate, including by:

    *   Disclosing how you would reinvest in CWH's existing portfolio, on an asset-by-asset basis, and the savings you have attributed to reinvestments in each relevant property;
    *   Disclosing how you arrived at any projected property management fee savings which are a component of "stabilized NOI," particularly given that CommonWealth appears currently to be paying an industry average fee of 3% of gross collected rents; and
    *   Disclosing the "non-core assets" contributing to your estimated $600 million in sale proceeds, and describing how such sales might impact the strategic direction of CommonWealth.

    We refer you to SEC Release No. 34-16833 (May 23, 1980), which stated the view that providing valuations in proxy soliciting material is only appropriate and consistent with Rule 14a-9 where accompanied by disclosure that facilitates understanding of the basis and the limitations on the projected realizable value.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
   Eduardo Gallardo, Esq.
   Gibson, Dunn & Crutcher LLP